

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

December 10, 2008

Via U.S. mail and facsimile

Mr. Donald E. Vandenberg
Chief Executive Officer and Director
Sonterra Resources, Inc.
523 North Sam Houston Pkwy. East, Suite 1175
Houston, Texas 77060

> **Re: Sonterra Resources, Inc.**
> **Definitive Information Statement on Schedule 14C**
> **Filed November 25, 2008**
> **File No. 000-29463**

Dear Mr. Vandenberg:

We have reviewed your response letter and the filing and have the following comments. We have limited our review to those issues upon which we comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Page references are to the marked version you provided on December 5, 2008.

General

1.   You informed us on December 2, 2008, that you printed and mailed the definitive information statement in November 2008, despite having received a written letter of comments from the staff on September 24, 2008. The September 24 letter explicitly stated that "we may have additional comments after reviewing your

amendment and responses to our comments." Advise us in writing whether or not you will promptly recirculate the revised definitive information statement after we indicate to you that we have no further comments relating to your responses to this comment letter. If not, please explain to us why you do not believe that recirculation is appropriate.

2.   Submit via EDGAR all correspondence, including the marked version of your information statement that you provided us on December 4, 2008.

Authorize 50,000,000 Shares of Blank Check Preferred Stock, page 3

3.   It appears that you continue to omit disclosure that Item 13 of Schedule 14A requires. In the revised information statement, please provide complete financial statements as required by Item 13(a)(1), as well as the management's discussion and analysis disclosure that Item 13(a)(3) requires.

Election of Directors, page 6

4.   We note that you have added new disclosure regarding the election of directors. As Item 401 of Regulation S-K contemplates, please provide complete biographical sketches for each officer and director, eliminating all gaps and ambiguities with regard to time in the past five years. Where appropriate, identify the month and year to indicate precisely when each assignment began and ended. Sketches requiring revision include those you provide for Messrs. Tooth, Lancaster and Sebastian.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Donald E. Vandenberg
Sonterra Resources, Inc.
December 10, 2008
Page 3

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    Please contact John Madison at (202) 551-3296 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director

cc: T. Levenberg
     J. Madison